Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS AND BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics:

Pursuant to the SENS announcement published on 3 June 2016, Megan Pydigadu elected to sell 150 000 shares of the 600 000 exercised, in order to cover the resultant tax implications of the transaction. Megan Pydigadu has increased her shareholding in MiX Telematics by 450 000 ordinary shares, bringing her total shareholding to 700 000.

Name of director:	Megan Pydigadu
Transaction date:	7 June 2016
Class of securities:	Ordinary shares
Number of securities:	5 000
Price per security:	R3.00
Total deemed value:	R15 000.00
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Transaction date:	8 June 2016
Class of securities:	Ordinary shares
Number of securities:	145 000
Highest traded price per security:*	R3.07
Weighted average price per security:	R2.90420
Lowest traded price per security:*	R2.90
Total value:	R421 109.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

Shareholders are further advised of the following information relating to the dealing in securities by a director of a major subsidiary of MiX Telematics:

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	7 June 2016
Class of securities:	Ordinary shares
Number of securities:	225 000
Price per security:	R2.90
Total value:	R652 500.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

10 June 2016

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